Press Release	Source: Next, Inc.

Next Inc. Announces Third Quarter Earnings

Net Sales Increase 39.4% to Record $8.4 million

CHATTANOOGA, TENN.--(BUSINESS WIRE) – October 6, 2005 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its fiscal third quarter results for the three months ended August 31, 2005.

Net sales increased 39.4% to $8,449,548 for the three months ended August 31, 2005, from $6,059,394 for the three months ended August 31, 2004. Gross profit (after cost of sales) was up 21% to $2,183,472 for the quarter compared to the prior year of $1,799,892. Operating income was up 48.9% to $350,510 compared to $235,431 for the same quarter in 2004, however net income was down by 5.7% to $103,444 for the quarter compared to net income of $109,673 in the prior year primarily due to higher interest cost.

For nine months ended August 31, 2005, net sales increased 29.6% to $17,863,143 from $13,780,929 for the same period in 2004. Gross profit (after cost of sales) was up 15% to $4,877,892 compared to the prior year of $4,246,020. Operating income was up 63% to $442,186 in 2005, compared to $270,830 in 2004. The Company had net income of $20,529 compared to a net loss of $318,666 in the prior year, which contained a one-time charge.

Mr. Charles L. Thompson, the Company's CFO stated, "The third quarter saw a substantial increase in sales, however our gross profit margins were lower than last year. The apparel embargo with China prevented us from taking advantage of our best sourcing options, which resulted in lost opportunity cost.  Also, we received the largest order in Company history, for a major customer which comprised 45% of total sales for the quarter. The pricing was lower on this customer sale which reduced the gross profit margin.”

Mr. Bill Hensley, the Company’s CEO stated, “Our strong revenue growth is the result of collegiate sales to our existing customer base along with increased automotive and specialty branded offerings. We are very pleased by our success in developing new customers and cross-selling recent product introductions and we’re especially pleased that we shipped our largest single order in the company’s history. We will continue to add attractive licenses to our product portfolio and continue to actively evaluate accretive acquisitions opportunities. We expect strong revenue growth in the fourth quarter as well as positive earnings for the full fiscal year.”

Hensley further commented, “Going forward, our operational staff is focused on increasing our margins and achieving meaningful earnings leverage at these higher revenue levels.  We are hopeful that the Chinese trade issue will be resolved relatively soon, but meanwhile we have found alternative sourcing at competitive prices, mostly in Central and South America.  Our ability to produce and ship these large orders and restock popular items on very short notice is key to building our customer base and market share.  We have streamlined and inserted efficiencies into our production process to ensure that we can continue to perform on this type of business, while generating appropriate returns for the Company.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com